Exhibit 3.3.1

CERTIFICATE OF AMENDMENT TO

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

BRIGHTSOURCE ENERGY, INC.

The undersigned, John Woolard and Daniel T. Judge, hereby certify that:

1. They are the duly elected and acting President and Secretary, respectively, of BrightSource Energy, Inc., a Delaware corporation.

2. The Certificate of Formation was filed in the State of Delaware on April 5, 2004 under the name Luz II, LLC. The LLC was converted to a Corporation on August 17, 2006, and the name of the Corporation at the time of incorporation was Luz II, Inc.

3. This Certificate of Amendment to the Amended and Restated Certificate of Incorporation has been duly adopted by resolutions adopted and declared advisable by the Board of Directors, duly adopted by the stockholders of this corporation, and duly acknowledged by the officers of this corporation in accordance with the applicable provisions of Section 103, Section 228 and Section 242 of the General Corporation Law of the State of Delaware.

4. The text of Article IV, Section (A) and the first paragraph of Article IV, Section (B) of this corporation’s Amended and Restated Certificate of Incorporation is hereby amended to read in its entirety as follows:

“ARTICLE IV

(A) Classes of Stock. The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is 209,792,368 shares, each with a par value of $0.0001 per share. 130,000,000 shares shall be Common Stock and 79,792,368 shares shall be Preferred Stock.

Without regard to any other provision of this Amended and Restated Certificate of Incorporation (the “Restated Certificate”):

1. every three (3) shares of Common Stock either issued and outstanding or held by the Corporation as treasury stock immediately prior to filing of this Certificate of Amendment to the Corporation’s Amended and Restated Certificate of Incorporation (the “Certificate of Amendment”) shall be and is hereby automatically reclassified and combined (without any further act) into one (1) fully-paid and nonassessable share of Common Stock; provided that no fractional shares shall be issued to any holder and that instead any fraction of a share of Common Stock that would otherwise have resulted from the foregoing combination will be eliminated by rounding such fraction down to the nearest whole share, determined on the basis of the total number of shares of Common Stock each stockholder holds on the date this Certificate of

Amendment is filed. If such split would result in any fractional share, the Corporation shall, in lieu of issuing any such fractional share, pay the holder thereof an amount in cash equal to the fair market value of such fractional share on the date of the split, as determined in good faith by the Corporation’s Board of Directors.”

***

The foregoing Certificate of Amendment to the Amended and Restated Certificate of Incorporation has been duly adopted by the Board of Directors and stockholders of this corporation in accordance with the applicable provisions of Section 228 and Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, BrightSource, Inc. has caused this Certificate of Amendment to Amended and Restated Certificate of Incorporation to be signed this 23rd day of March, 2012.

/s/ John Woolard
John Woolard, President

/s/ Daniel T. Judge
Daniel T. Judge, Secretary